Exhibit 99.1

Mecox Lane and Giosis Propose Relaunch of M18.com as Marketplace Platform

Mecox Lane Announces EGM to Consider Formation of JV with Giosis

SHANGHAI, November 20, 2012 (GLOBE NEWSWIRE) — Mecox Lane Limited (“Mecox Lane” or the “Company”) (Nasdaq: MCOX), which operates one of China’s leading online platforms for apparel and accessories, today announced that its board of directors has approved a transaction with Giosis Pte. Ltd. (“Giosis”) to form a joint venture, Giosis Mecoxlane Ltd. (“Giosis Mecoxlane”), to operate a dynamic online marketplace in China, which would include use of the Company’s M18.com website. M18.com would be redesigned to attract a number of competing and independent sellers and brands.

The Giosis Mecoxlane management team would include Giosis founder and chief executive officer, Mr. Young Bae Ku, who would lead the joint venture. Mr. Ku was the founder of Gmarket Inc., an online marketplace in Korea, and served as its chief executive officer from 2001 to 2009. Mr. Ku and Mr. Alfred Gu, the director and chief executive officer of the Company, would be co-chairmen of Giosis Mecoxlane.

As contemplated in the transaction documents, the initial capital contributions from Giosis and Mecox Lane to Giosis Mecoxlane would be $15 million and $5 million in cash, respectively. Giosis would also contribute a non-exclusive license to its online marketplace technology and related intellectual property, as well as assemble the management team. Mecox Lane would contribute certain non-cash assets, including the domain name M18.com and certain trademarks. Upon the closing of the transaction, Giosis would initially hold 60% and Mecox Lane would initially hold 40% of the outstanding equity interests of Giosis Mecoxlane, assuming the conversion of the Series A Preferred Shares of Giosis Mecoxlane.

Mecox Lane expects to sell its branded merchandise, including apparel, on the re-launched Giosis Mecoxlane online marketplace, as well as on other third-party e-commerce websites in China. Giosis Mecoxlane would offer Mecox Lane most favored pricing terms and commission rates for the sale, display, marketing and promotion of merchandise supplied by Mecox Lane.

Mecox Lane will continue to market and sell merchandise through its call center and physical stores.  Giosis Mecoxlane is in separate discussions with Mecox Lane to utilize Mecox Lane’s warehouses, distribution centers and delivery network. Mecox Lane also plans to form a new company to serve the logistics and order-fulfillment needs of its customers and third parties.

Mr. Gu said, “We believe the proposed joint venture would leverage the China market expertise of Mecox Lane, the strong brand recognition of M18.com, and the technical and operational know-how of Giosis to establish itself in China’s exciting and rapidly growing marketplace-style e-commerce sector. Giosis has a sophisticated and proprietary marketplace information technology infrastructure, an impressive history of performance, and a strong management team. It now operates seven localized online marketplaces in five countries in Asia, including Japan and Singapore. We are confident that the Giosis platform would integrate well with M18.com and are excited by the joint venture’s potential in China’s B2C and C2C markets.

“Separately, Mecox Lane would refocus on our core strengths of providing fashionable, value-for-money branded apparel and other products as we follow through on our customer-service initiatives. Also, as our independent order-fulfillment and delivery capabilities set us apart in China’s e-commerce sector, we plan to explore new opportunities to leverage any excess capacity in our new logistics center. Such arrangements would not necessarily be limited to the proposed joint venture but could include multiple third parties, along with the formation of a logistics and order-fulfillment subsidiary,” added Mr. Gu.

Mr. Ku commented, “M18.com’s solid reputation as a fashion e-commerce website provides a great foundation for the fashion and beauty-oriented B2C marketplace in China that we envision. Moreover, we believe Mecox Lane’s merchandise and e-commerce assets, particularly its logistical strengths, would help differentiate Giosis Mecoxlane from other online marketplaces in China and attract a broader range of sellers and buyers. As we expand our business in China, we look forward to working with Mecox Lane to build a leading brand-neutral and open-platform marketplace.”

Mecox Lane plans to hold an extraordinary general meeting (“EGM”) on December 19, 2012 at 10:00 AM (Hong Kong time) on the 18th Floor of One Exchange Square, 8 Connaught Place, Central, Hong Kong to consider entering into binding agreements to complete the transaction. The consummation of the transaction is subject to the satisfaction of certain conditions to closing as described in the transaction documents. Stockholders of record at the close of business on November 20, 2012 are entitled to notice of and to vote at the EGM and any adjournment thereof.

About Mecox Lane Limited

Mecox Lane Limited (Nasdaq: MCOX) operates one of China’s leading online platforms for apparel and accessories as measured by revenues in 2011. The Company offers a wide selection of fashion products through its www.m18.com e-commerce website and physical store network. Product offerings include apparel and accessories, home products, beauty and healthcare products and other products, under the Company’s own proprietary brands, such as Euromoda and Rampage, as well as other selected third-party brands, including established international and Chinese brands in addition to independent and emerging brands. For more information on Mecox Lane, please visit http://ir.m18.com.

About Giosis Pte. Ltd.

Giosis Pte. Ltd. (“Giosis”) operates an extensive online marketplace (qoo10.com) to provide a wide range of consumer-oriented items, including women’s and men’s apparel, bags and shoes, jewelry and watches, cosmetics, body care and health products, sports and outdoor equipment, toys, computers and consumer electronics, automotive products, household goods, books and movies. Based in Singapore, Giosis operates online marketplaces in Singapore, Malaysia, Indonesia, Japan and Hong Kong. For more information, please visit http://www.qoo10.com.

Safe Harbor: Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s business strategies and initiatives as well as its business plans; the Company’s future business development, results of operations and financial condition; changes in the Company’s revenues and certain cost or expense items; the Company’s expectations with respect to increased revenue growth and its ability to sustain profitability; the Company’s products under development or planning; the Company’s ability to attract customers and further enhance its brand recognition; trends and competition in the e-commerce and apparel and accessories industry; the e-commerce and apparel and accessories industry in China may not grow at the rates projected by market data, or at all; the failure of the markets to grow at the projected rates may have a material adverse effect on the Company’s business and the market price of its ADSs; in addition, the rapidly changing nature of the e-commerce and apparel and accessories industry in China subjects any projections or estimates relating to the growth prospects or future condition of the Company’s market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.  Further information regarding these and other risks is included in the Company’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Phili Xu

Mecox Lane Limited

Tel: +86-21-6495-0500 or +86-21-5464-9900 Ext. 8161

Email: ir@m18.com

Nicholas Manganaro

Ogilvy Financial, Beijing

Tel: +86-10-8520-6139

Email: mcox@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: mcox@ogilvy.com